                                                               February 23, 2010

VIA EDGAR

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

       RE:           TEFRON LTD.
                     AMENDMENT NO. 2 ON FORM F-1 TO FORM F-3
                     FILE NO. 333-161466

Dear Sir:

     Attached is Amendment No. 2 on Form F-1 to Form F-3 ("AMENDMENT NO. 2")
filed by Tefron Ltd. ("TEFRON"), marked to show changes from Amendment No. 1 on
Form F-1 to Form F-3 filed on January 20, 2010 ("AMENDMENT NO. 1").

     Amendment No. 2 is being filed principally to insert dates and other information that was missing from Amendment No. 1 as well as to reflect changes made to a draft prospectus filed by Tefron in Israel relating to the rights offering.

     If you have any questions or concerns, please call the undersigned at
972-3-607-4444.

                                               Very truly yours,

                                               /s/ Perry Wildes

                                               Perry Wildes, Adv.

cc: Mr. Eran Rotem